Name of Subsidiary	Jurisdiction of Incorporation or Organization

Crackle Purchaser, LLC	Delaware
Wirepath, LLC	Delaware
Snap One, LLC	North Carolina
Staub Electronics LTD	Canada
ANLA, LLC (dba Access Networks)	California
Snap One EMEA Ltd.	United Kingdom
Control4 Germany GMBH	Germany
Snap One doo Belgrade	Serbia
Control4 HK Limited	Hong Kong
Control4 Switzerland AG	Switzerland
Control4 India Private Limited	India
Control4 Smart Control Technology Shanghai Co., Ltd.	China
Control4 Snap One Australia Pty Ltd.	Australia
Snap One Australia Holdings Pty Ltd	Australia
Snap One APAC Pty Ltd	Australia
Snap One New Zealand Limited	New Zealand
SunBrite Holding Corporation	Delaware
SunBrite TV, LLC	Delaware
Snap One, LLC Taiwan Branch	Taiwan